 Exhibit 99.1

UNDERWRITING AGREEMENT

March 31, 2026

Foremost Clean Energy Ltd.
250 - 750 West Pender Street
Vancouver, British Columbia
V6C 2T7

Attention:          Mr. Jason Barnard, President, Chief Executive Officer & Director

Dear Mr. Barnard:

Canaccord Genuity Corp., as the sole lead underwriter and sole bookrunner (the “Underwriter”), understands that Foremost Clean Energy Ltd. (the “Company”) proposes to create, issue and sell 1,618,000 “flow-through” units of the Company (the “Units”) at a price of $3.40 per Unit (the “Offering Price”) for aggregate gross proceeds of $5,501,200.

Upon and subject to the terms and conditions set forth herein, the Company hereby agrees to issue and sell to the Underwriter, and the Underwriter hereby agrees to purchase from the Company, on a “bought deal” private placement basis, or arrange for Substituted Purchasers (as defined herein) in the Selling Jurisdictions (as defined herein) to purchase, from the Company, all, but not less than all, of the Units (not including those Units issued and sold pursuant to the Underwriter’s Option (as defined herein) unless the Underwriter’s Option is exercised prior to the Closing Date (as defined herein)) at the Offering Price per Unit.

In addition, the Company agrees to grant the Underwriter an option (the “Underwriter’s Option”), which may be exercised at the Underwriter’s sole discretion and without obligation at any time up to 48 hours prior to the Closing Date, to purchase, or arrange for Substituted Purchasers to purchase, up to an additional 242,700 Units at the Offering Price per Unit, to raise additional gross proceeds of $825,180. Unless the context requires otherwise, all references to the Offered Securities (as defined herein) in this Agreement shall be deemed to include any Units issued and sold pursuant to the Underwriter’s Option. The offering of the Units and any additional Units issued in connection with the exercise of the Underwriter’s Option are collectively referred to herein as the “Offering”, and such Units are collectively referred to herein as the “Offered Securities”. Unless the context otherwise requires, all references to the “Offering”, “Offered Securities”, “Units”, “Unit Shares”, “Warrants”, or “Warrant Shares”, shall include any additional securities issued in connection with the exercise of the Underwriter’s Option.

Each Unit is comprised of one Unit Share (as defined herein) and one-half of one Common Share (as defined herein) purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase, subject to adjustment in certain circumstances, one Common Share (each, a “Warrant Share”) at a price of $4.40 per Warrant Share for a period of 24 months following the Closing Date (as defined herein). The Warrants will be issued pursuant to a warrant indenture (the “Warrant Indenture”) between the Company and Odyssey Trust Company (the “Warrant Agent”), as warrant agent, to be dated as of the Closing Date. The description of the Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Warrants to be set forth in the Warrant Indenture. In case of any inconsistency between the description of the Warrants in this Agreement and the terms of the Warrants set forth in the Warrant Indenture, the provisions of the Warrant Indenture will govern.

The Unit Shares and Warrants comprising the Units will each qualify as “flow-through shares” as defined in subsection 66(15) of the Tax Act (as defined herein). Any Warrant Shares issued upon the exercise of Warrants will be issued on a non-flow-through basis.

The Offering will be completed on a private placement basis pursuant to exemptions from the prospectus requirements of all Securities Laws (as defined herein) of the Selling Jurisdictions (as defined herein). The Units will be offered to Subscribers (as defined herein) in Canada on a private placement basis pursuant to exemptions available under NI 45-106 (as defined herein).

In consideration of the services to be rendered by the Underwriter in connection with the Offering, the Company shall pay to the Underwriter the Commission (as defined herein) and issue and deliver to the Underwriter the Broker Warrants (as defined herein) in such amounts and with such terms as set out in Section 10 hereof. The obligation of the Company to pay the Commission and issue and deliver the Broker Warrants shall arise at the Closing Time and the Commission and the Broker Warrants shall be fully earned by the Underwriter upon the completion of the Offering.

The Company agrees that the Underwriter will be permitted to appoint other registered dealers (or other dealers duly licensed or registered in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriter may determine the remuneration payable to such other dealers appointed by it. Such remuneration shall be payable by the Underwriter.

This offer is conditional upon and subject to the additional terms and conditions set forth below.

1.	Definitions.

In this Agreement, in addition to the terms defined above, the following terms shall have the following meanings:

“Agreement” means this underwriting agreement, being the agreement between the Company and the Underwriter in respect of the Offering;

“Assistance” means assistance as defined in subsection 66(15) of the Tax Act;

“BCBCA” means the Business Corporations Act (British Columbia);

“Broker Warrant Certificates” means the certificates issued to the Underwriter representing the Broker Warrants;

“Broker Warrant Shares” has the meaning ascribed thereto in Section 10.2;

“Broker Warrants” has the meaning ascribed thereto in Section 10.2;

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario or Vancouver, British Columbia are not open for business;

“Canadian Exploration Expense” or “CEE” means an expense described in paragraph (f) of the definition of “Canadian exploration expense” in subsection 66.1(6) of the Tax Act (as revised pursuant to the Proposed Amendments), or that would be described in paragraph (h) of that definition if the references therein to “paragraphs (a) to (d) and (f) to (g.4)” were a reference to “paragraph (f)”, other than amounts which are (i) prescribed to be CEDOE for the purposes of paragraph 66(12.6)(b) of the Tax Act, (ii) Canadian exploration expenses to the extent of the amount of any Assistance described in paragraph 66(12.6)(a) of the Tax Act, (iii) the cost of acquiring or obtaining the use of seismic data described in paragraph 66(12.6)(b.1) of the Tax Act, (iv) any expenditures described in paragraph 66(12.6)(b.2) of the Tax Act or (v) any expenses for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition of the term “expense” in subsection 66(15) of the Tax Act;

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“CEDOE” means expenses that are prescribed to be “Canadian exploration and development overhead expenses” for the purposes of paragraph 66(12.6)(b) of the Tax Act;

“Claims” shall have the meaning ascribed thereto in Section 13;

“Closing” means the closing on the Closing Date of the transaction of purchase and sale in respect of the Offered Securities as contemplated by this Agreement and the Subscription Agreements;

“Closing Date” means March 31, 2026 or such other date as the Underwriter and the Company may agree upon;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Underwriter and the Company may agree upon;

“Commission” shall have the meaning ascribed thereto in Section 10;

“Commitment Amount” means the aggregate purchase price paid by the Subscribers on the Closing Date for the subscription of the Units;

“Common Shares” means the common shares in the capital of the Company;

“Company” shall have the meaning ascribed thereto on the face page of this Agreement;

“Company’s knowledge” means the actual knowledge of the following individuals: Jason Barnard, Dong Shim and Christina Barnard, after having made due inquiry;

“CRA” means the Canada Revenue Agency;

“Critical Minerals” means copper, nickel, lithium, cobalt, graphite, rare earth elements, scandium, titanium, gallium, vanadium, tellurium, magnesium, zinc, platinum group metals and uranium, bismuth, cesium, chromium, fluorspar, germanium, indium, manganese, molybdenum, niobium, phosphate, tantalum, tin, and tungsten;

“Critical Mineral Certification” means in respect of the Subscription Agreements the certification in prescribed manner and form by a qualified professional engineer or professional geoscientist (as defined in subsection 127(9) of the Tax Act) that the Qualified Expenditures will be incurred in accordance with an exploration plan that primarily targets Critical Minerals, provided that the qualified professional engineer or professional geoscientist (as defined in subsection 127(9) of the Tax Act): (i) completed the certification no more than 12 months before the Closing Date; and (ii) acted reasonably, in their professional capacity, in completing the certification;

“CSE” means the Canadian Securities Exchange;

“Debt Instrument” means any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability;

“Engagement Letter” means the engagement letter dated March 17, 2026 between the Underwriter and the Company in connection with the Offering;

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“environmental laws” has the meaning ascribed to such term in Section 3(gg);

“Exchanges” means, collectively, the CSE and Nasdaq;

“Exploration Program” means an exploration program carried out on a Property in Saskatchewan or Manitoba from or above the surface of the earth that primarily targets Critical Minerals, located thereon, on which the Company will expend an amount equal to the full Commitment Amount;

“Financial Statements” has the meaning ascribed to such term in Section 3(u);

“Flow-Through Critical Mineral Mining Expenditure” means an expense that will, once renounced to a Subscriber, qualify as a “flow-through critical mineral mining expenditure” as defined in subsection 127(9) of the Tax Act, or where the Subscriber is a partnership, of the members of the Subscriber to the extent of their respective shares of the expenses so renounced;

“Governmental Authority” means any (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iii) quasi- governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

“IFRS” shall have the meaning ascribed thereto in Section 3(u);

“including” means including without limitation;

“Indemnified Parties” or “Indemnified Party” shall have the meaning ascribed thereto in Section 13;

“Indemnitor” shall have the meaning ascribed thereto in Section 13;

“Losses” shall have the meaning ascribed thereto in Section 13;

“Material Adverse Effect” means the effect resulting from any event or change which is materially adverse to the business, affairs, capital, operations, prospects, property rights or assets, liabilities (contingent or otherwise) of the Company or which event or change would reasonably be expected to have a significant negative effect on the market price or value of the Common Shares;

“Material Agreement” means any joint-venture or earn-in agreement, Debt Instrument, mortgage, indenture, contract, commitment, agreement (written or oral), instrument, lease or other document, to which the Company is a party and which is material to the Company, including, but not limited to, and such agreement pursuant to which any of the property or assets of the Company, including the Properties is subject and which is material to the Company;

“misrepresentation”, “material fact”, “material change”, “affiliate”, “associate”, and “distribution” have the respective meanings ascribed thereto in the Securities Act (Ontario);

“Money Laundering Laws” shall have the meaning ascribed thereto in subsection 3(yyy);

“Nasdaq” means The Nasdaq Stock Market LLC;

“NI 43-101” shall have the meaning ascribed thereto in subsection 3(kkk);

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“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions.

“Offered Securities” shall have the meaning ascribed thereto on the face page of this Agreement;

“Offering” shall have the meaning ascribed thereto on the face page of this Agreement;

“Offering Price” shall have the meaning ascribed thereto on the face page of this Agreement;

“Other Agreements” shall have the meaning ascribed to such term in Section 4.2(k);

“Particular Time Period” shall have the meaning ascribed to such term in Section 4.2(l);

“person” means any individual, corporation, partnership, joint venture, association, trust or other legal entity;

“Prescribed Forms” means the forms prescribed from time to time under subsection 66(12.7) of the Tax Act (or any corresponding provincial or territorial legislation), filed or to be filed by the Company within the prescribed time renouncing to the Subscribers the Qualified Expenditures incurred pursuant to the Subscription Agreements and all parts or copies of such forms required by the Tax Act (or any corresponding provincial or territorial legislation) or the CRA (or any similar provincial or territorial authority) to be delivered to the Subscribers, as applicable;

“Prescribed Relationship” means a relationship between the Company and a Subscriber where the Subscriber (or if the Subscriber is a partnership, any partner thereof) and the Company are related or otherwise do not deal at arm’s length for purposes of the Tax Act;

“President’s List” shall have the meaning ascribed thereto in Section 10;

“Principal Business Corporation” means a “principal-business corporation” as defined in subsection 66(15) of the Tax Act;

“Properties” means the mineral properties located in (a) Manitoba, being the mining claims described in the title opinion of MLT Aikins LLP delivered pursuant to Section 7(f), and (b) Saskatchewan, being the Crown mineral dispositions described in the mineral disposition review letter of McDougall Gauley LLP delivered pursuant to Section 7(f), which, for greater certainty, includes the mineral properties and claims comprising the Company’s Murphy Lake South property, Hatchet Lake property, Turkey Lake property, Torwalt property, Marten property, Wolverine property, Epp Lake property, Blackwing property, GR property, CLK property, Zoro property, Jean Lake property, Peg North property, Grass River property and Jol property, all as further described in the Public Disclosure Documents;

“Property Rights” shall have the meaning ascribed to such term in Section 3(eee);

“Proposed Amendments” means those specific proposals to amend the Tax Act included in Budget 2025 Implementation Act, No. 1, and those legislative proposals released by the Department of Finance on January 29, 2026.

“Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Company since January 1, 2023 and prior to the Closing Time under its profile on SEDAR+;

“Qualified Expenditure” means an expense, incurred by the Company in carrying out any part of the Exploration Program which is incurred on or after the Closing Date, and on or before the Termination Date that (i) qualifies as CEE, and (ii) once renounced by the Company to a Subscriber, other than a trust or estate, is eligible to be qualified as a Flow-Through Critical Mineral Mining Expenditure of a Subscriber, or where, a Subscriber is a partnership, of the members of the Subscriber who are individuals (other than a trust or estate) to the extent of their respective shares of the Qualified Expenditures so renounced, and in respect of which, but for the renunciation, the Company would be entitled to a deduction from income for income tax purposes;

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“Reporting Jurisdictions” means, collectively, British Columbia, Alberta and Ontario;

“Securities Laws” means, as applicable, the securities legislation, regulations, rules, rulings, orders and prescribed forms, and published policy statements issued by the Securities Regulators, including the rules and policies of any stock exchange;

“Securities Regulators” means, collectively, in respect of any jurisdiction, the securities regulators or other securities regulatory authorities in that jurisdiction;

“Selling Jurisdictions” means, collectively, Alberta, British Columbia, Ontario and Quebec;

“Subscribers” means the persons who, as purchasers or beneficial purchasers, acquire the Units by duly completing, executing and delivering a Subscription Agreement in respect of Units and any other required documentation, and shall include any Substituted Purchasers, and “Subscriber” means any one such person;

“Subscription Agreements” means the subscription and renunciation agreements in the form agreed upon by the Underwriter and the Company, pursuant to which Subscribers agree to subscribe for and purchase the Units herein contemplated and shall include, for greater certainty, all schedules and appendices thereto;

“subsidiary” has the meaning ascribed thereto in the BCBCA;

“Substituted Purchasers” shall have the meaning ascribed thereto in Section 2(a);

“Tax Act” means the Income Tax Act (Canada), together with any and all regulations promulgated thereunder, as amended from time to time and including any specific proposals to amend the Tax Act that are publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and which will have effect prior to the date hereof, including the Proposed Amendments;

“Taxes” shall have the meaning ascribed thereto in Section 3(y);

“Termination Date” means December 31, 2027;

“Transaction Documents” means, collectively, this Agreement, the Subscription Agreements, the Warrant Indenture and the Broker Warrant Certificates;

“Transfer Agent” means Odyssey Trust Company, in its capacity as transfer agent and registrar of the Company at its head offices in the city of Calgary, Alberta;

“Underlying Securities” means the Unit Shares, Warrants and Warrant Shares;

“Underwriter’s Option” shall have the meaning ascribed thereto on the face page of this Agreement;

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“Unit Share” means a Common Share partially comprising a Unit;

“Units” shall have the meaning ascribed thereto on the face page of this Agreement;

“Underwriter” shall have the meaning ascribed thereto on the face page of this Agreement;

“Warrant” shall have the meaning ascribed thereto on the face page of this Agreement;

“Warrant Agent” shall have the meaning ascribed thereto on the face page of this Agreement;

“Warrant Indenture” shall have the meaning ascribed thereto on the face page of this Agreement; and

“Warrant Share” shall have the meaning ascribed thereto on the face page of this Agreement.

2.	Terms and Conditions.

(a)	Sale on Exempt Basis. Upon and subject to the terms and conditions set forth herein, the Underwriter shall purchase, on a “bought deal” private placement basis, or arrange for Substituted Purchasers in the Selling Jurisdictions to purchase, and the Company shall issue and sell to the Underwriter, the Offered Securities at the Offering Price per Unit, pursuant to exemptions from the prospectus requirements available under NI 45-106, in such manner so as not to obligate the Company to file a prospectus, a registration statement or other offering document with any Securities Regulator under applicable Securities Laws. The Company agrees that the Underwriter shall have the right to arrange the Offered Securities to be purchased by qualified substituted purchasers in the Selling Jurisdictions (collectively, the “Substituted Purchasers”) in place of the Underwriter in accordance with applicable Securities Laws, and that the obligation of the Underwriter to purchase the Offered Securities shall, upon completion and settlement of such sales, be reduced by an amount equal to the number of Offered Securities purchased by such Substituted Purchasers from the Company.

(b)	Filings. The Company undertakes to file, or cause to be filed, all forms or undertakings required to be filed by the Company in connection with the issue and sale of the Offered Securities so that the distribution of the Underlying Securities to the Subscribers may lawfully occur without the necessity of filing a prospectus or an offering memorandum (but on terms that will permit the Underlying Securities acquired by the Subscribers in the Selling Jurisdictions to be sold by such Subscribers, at any time in the Selling Jurisdictions subject to applicable hold periods and other restrictions under applicable Securities Laws), and the Underwriter undertakes to use its commercially reasonable best efforts to cause Subscribers of Offered Securities to complete (and it shall be a condition of Closing in favour of the Company that the Subscribers complete and deliver to the Company) any forms or undertakings required by applicable Securities Laws. All fees payable in connection with such filings shall be at the expense of the Company.

(c)	Offering Memorandum. Neither the Company nor the Underwriter has nor shall it (i) provide to prospective purchasers of Offered Securities any document or other material that would constitute an offering memorandum or “future-oriented financial information” within the meaning of applicable Securities Laws of the Selling Jurisdictions or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Offered Securities, including but not limited to, causing the sale of the Offered Securities to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display or the Internet, or otherwise, or conduct any seminar or meeting relating to any offer and sale of the Offered Securities whose attendees have been invited by a general solicitation or general advertising.

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3.	Representations and Warranties of the Company.

The Company represents and warrants to the Underwriter and the Subscribers, and acknowledges that the Underwriter and Subscribers are relying upon such representations and warranties in connection with the purchase and sale of the Offered Securities, that:

(a)	the Company is a duly incorporated company and validly existing and in good standing under the corporate laws of its jurisdiction of incorporation and no proceedings have been instituted or, to the Company’s knowledge, are pending for the dissolution or liquidation or winding-up of the Company;

(b)	the Company has the corporate power and capacity to own the assets owned by it and to carry on the business carried on and proposed to be carried on by it, and the Company is duly qualified to carry on business in all jurisdictions in which it carries on business;

(c)	the Company has no subsidiaries;

(d)	the Company (i) is a reporting issuer in the Reporting Jurisdictions and on the Closing Date will have been a reporting issuer in such provinces for at least four months, and (ii) is not included on a list of reporting issuers in default maintained by any of the Securities Regulators of the Reporting Jurisdictions;

(e)	the currently issued and outstanding Common Shares are, and at the time of issue of the Offered Securities will be, listed and posted for trading on the Exchanges and the Company is not in default of any of the listing requirements of the Exchanges applicable to the Company;

(f)	at the Closing Time, the Units will have been duly authorized for issuance and sale pursuant to this Agreement and the Units when created, issued and delivered by the Company pursuant to this Agreement, against payment of the consideration set forth herein, will, at the time of issue, be duly allotted and validly issued and outstanding, and will be free of all liens, charges, and encumbrances. The Units conform and will conform to all statements relating thereto contained in the Transaction Documents and such descriptions conform to the rights set forth in the instruments defining the same. The Units, Underlying Securities, Broker Warrants and Broker Warrant Shares are not subject to the pre-emptive rights of any shareholder of the Company, and, at the Closing Time, all corporate action required to be taken by the Company for the authorization, issuance, sale and delivery of the Units, Underlying Securities, Broker Warrants or Broker Warrant Shares will have been validly taken;

(g)	the Unit Shares, when issued and delivered by the Company pursuant to this Agreement and the Subscription Agreements, against payment of the aggregate Offering Price, will be validly issued as fully paid and non-assessable Common Shares;

(h)	the Warrants, when issued and delivered by the Company pursuant to this Agreement and the Warrant Indenture, against payment of the aggregate Offering Price set forth herein, will be validly issued;

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(i)	the Warrant Shares have been duly and validly authorized and allotted for issuance and, upon exercise of the Warrants in accordance with the terms of the Warrant Indenture and full payment therefor, the Warrant Shares will be validly issued as fully paid and non-assessable Common Shares;

(j)	the Broker Warrants, upon the issuance and delivery by the Company of the Broker Warrant Certificates, will be validly issued;

(k)	the Broker Warrant Shares have been duly and validly authorized and allotted for issuance and, upon exercise of the Broker Warrants in accordance with the terms of the Broker Warrant Certificates and full payment therefor, the Broker Warrant Shares will be validly issued as fully paid and non-assessable Common Shares;

(l)	on the Closing Date, the Unit Shares, Warrants, and upon due exercise of Warrants in accordance with the terms and conditions of the Warrant Indenture, the Warrant Shares, will be qualified investments under the Tax Act and the regulations thereunder for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan, and first home savings account;

(m)	the Company has the requisite corporate power, authority and capacity to enter into the Transaction Documents and to perform the transactions contemplated hereby and thereby, including, as applicable, the creation, issuance, and sale by the Company of the Underlying Securities, Broker Warrants, and Broker Warrant Shares, have been duly authorized by all necessary corporate action of the Company, and the Transaction Documents have been duly executed and delivered by the Company and the Transaction Documents are, and will upon execution and delivery in accordance with the terms hereof and thereof be, a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, moratorium, or similar laws affecting creditors’ rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in the Transaction Documents as may be limited by applicable law;

(n)	the form and terms of the certificates for the Unit Shares, Warrants, Warrant Shares, Broker Warrants and Broker Warrant Shares, if any, have been approved and adopted by the directors of the Company at or prior to the Closing Time and will not conflict, at such time, with any applicable Securities Laws, or the BCBCA, or the rules of the Exchanges or the articles and notice of articles of the Company;

(o)	the authorized capital of the Company consists of an unlimited number of Common Shares of which, as of the close of business on March 30, 2026, 14,590,380 Common Shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Company and no person has any right, agreement or option, whether pre-emptive, contractual or otherwise, present or future, contingent or absolute, or any right capable of becoming such a right, agreement or option, for the issue or allotment of any unissued shares in the capital of the Company or any other security convertible into or exchangeable for any such shares, or to require the Company to purchase, redeem or otherwise acquire any of the issued and outstanding shares in its capital other than as disclosed in the Public Disclosure Documents;

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(p)	the Company is not a party to any instrument or subject to any order or ruling which restricts or might restrict its ability to perform the transactions contemplated herein;

(q)	the Company is not party to any agreement or subject to any arrangement that includes participation rights of another entity;

(r)	all consents, approvals, permits, authorizations or filings as may be required under Securities Laws necessary for the execution and delivery of the Transaction Documents, and the consummation of the transactions contemplated thereby, including, as applicable, the creation, issuance and sale of the Underlying Securities, Broker Warrants, and Broker Warrant Shares have been made or obtained, as applicable;

(s)	the execution and delivery of each of the Transaction Documents, the performance by the Company of its obligations thereunder and the consummation of the transactions contemplated thereby, including as applicable, the creation, issuance, and delivery of the Units, Underlying Securities, Broker Warrants, and Broker Warrant Shares, do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Company, including any applicable Securities Laws; (B) the constating documents of the Company or any resolutions passed by the board of directors of the Company which are in effect at the date hereof; (C) any Material Agreement to which the Company is a party or by which it is bound; or (D) any judgment, decree or order binding the Company or the property or assets of the Company, and (ii) give rise to any lien, charge or claim in or with respect to the properties or assets now owned by the Company or the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting it or any of the Company’s properties;

(t)	the Public Disclosure Documents contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated therein or was necessary to prevent a statement that was made therein from being false or misleading in the circumstances in which it was made and comply with the Securities Laws of the Reporting Jurisdictions and Selling Jurisdictions in all material respects and the Company is not in default of its filings under, nor has it failed to file or publish any document required to be filed or published under applicable Securities Laws of the Reporting Jurisdictions or Selling Jurisdictions since January 1, 2023, and the Company has not filed any confidential material change reports, which remain confidential as of the date hereof;

(u)	the unaudited condensed interim consolidated financial statements of the Company for the period ended December 31, 2025, and notes thereto, and the audited consolidated financial statements of the Company for its years ended March 31, 2025, 2024 and 2023, and notes thereto and the auditor’s report thereon (together, the “Financial Statements”), are true and correct in all material respects and present fairly and accurately the financial position and results of the operations of the Company for the periods then ended and such financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applied on a consistent basis;

(v)	there has been no change in accounting policies or practices of the Company since March 31, 2025;

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(w)	since March 31, 2025, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Company or any damage, loss or other change of any kind whatsoever in circumstances materially affecting its business, affairs, capital, prospects or assets, or the right or capacity of the Company to carry on its business, such business having been carried on in the ordinary course;

(x)	there are no material liabilities of the Company, whether direct, indirect, contingent or otherwise which are not disclosed or reflected in the Financial Statements except those incurred in the ordinary course of its business since December 31, 2025;

(y)	all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, customs duties and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable or required to be collected or withheld and remitted, by the Company have been paid, collected or withheld and remitted as applicable. All tax returns, declarations, remittances and filings required to be filed by the Company have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate in all respects and no material fact has been omitted therefrom which would make any of them misleading or result in a Material Adverse Effect. To the Company’s knowledge, no examination of any tax return of the Company is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by the Company. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Company. Further, the Company has been assessed for all applicable taxes to and including the year ended March 31, 2025 and has received all appropriate refunds, made adequate provision for taxes payable for all subsequent periods and the Company is not aware of any material contingent tax liability of the Company or former subsidiaries not adequately reflected in the Financial Statements;

(z)	at all relevant times, the auditors of the Company are and have been independent public accountants as required under applicable Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Company and its present or former auditors nor has there been any event which has led the Company’s present or former auditors to threaten to resign as auditors;

(aa)	the Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference, (v) material information relating to the Company is made known to those responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by applicable laws, and (vi) all significant deficiencies and material weaknesses in the design or operation of such internal controls that could adversely affect any of the Company’s ability to disclose to the public information required to be disclosed by them in accordance with applicable laws and all fraud, whether or not material, that involves management or employees that have a significant role in the Company’s internal controls have been disclosed to the audit committee of the Company;

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(bb)	the audit committee of the Company is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees;

(cc)	to the Company’s knowledge, no legal or governmental proceedings are pending to which the Company is a party or to which its property is subject that would reasonably be expected to, if adversely decided, result individually or in the aggregate in a Material Adverse Effect and, to the Company’s knowledge, no such proceedings have been threatened against or are contemplated with respect to the Company or its properties;

(dd)	the Company has conducted, and is conducting, its business in all material respects in compliance with all applicable laws and regulations of each jurisdiction in which it carries on business (including all applicable federal, provincial, territorial, municipal and local environmental, anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including relevant exploration permits and concessions), and has not received a notice of non-compliance, and does not know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of material non-compliance with any such laws or regulations;

(ee)	the Company in compliance in all material respects with all terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licences that are material to the conduct of its business and all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, and no breach or default by the Company or event which, with notice or lapse or both, could constitute a material breach or default by the Company exists with respect thereto;

(ff)	the Company is in compliance in all material respects with its continuous disclosure obligations under applicable Securities Laws and the information and statements in the Public Disclosure Documents do not contain any misrepresentation or untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from bring false or misleading in the circumstances in which it was made;

(gg)	the Company is not and has not been since January 1, 2023 in material violation of, in connection with the ownership, use, maintenance or operation of its Properties and assets, any applicable federal, provincial, territorial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “environmental laws”). Without limiting the generality of the foregoing:

(i)	the Company has occupied its Properties and has received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in compliance in all material respects with all applicable environmental laws and has received all permits, licences or other approvals required of them under applicable environmental laws to conduct their respective businesses, and

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(ii)	there are no orders, rulings or directives and no past unresolved claims, complaints, notices or requests for information issued against the Company or, to the Company’s knowledge, there are no orders, rulings or directives pending or threatened against the Company under or pursuant to any environmental laws requiring any material work, repairs, construction or capital expenditures with respect to any Properties or assets of the Company;

(hh)	no notice with respect to any of the matters referred to in the immediately preceding paragraph, including any alleged violations by the Company with respect thereto has been received by the Company and no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the Properties and assets of the Company is in progress, threatened or, to the Company’s knowledge, pending, which would reasonably be expected to have a Material Adverse Effect on the Company and, to the Company’s knowledge, there are no grounds or conditions which exist, on or under any property now owned, operated or leased by the Company, on which any such legal proceeding would reasonably be expected to commence or with the passage of time, or the giving of notice or both, would reasonably be expected to give rise;

(ii)	all significant transactions completed by the Company and its former subsidiaries, including acquisitions of any securities, business or assets of any other entity have been, to the extent required by applicable securities laws, fully and properly disclosed in the Public Disclosure Documents, were completed in material compliance with all applicable corporate and securities laws and all required corporate and regulatory approvals, consents, authorizations, registrations, and filings required in connection therewith were obtained and complied with;

(jj)	to the Company’s knowledge there are no “significant acquisitions”, “significant dispositions” or “significant probable acquisitions” planned for the Company;

(kk)	the Company has not approved, entered into any binding agreement in respect of, nor has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any of the Properties or assets or any interest therein currently owned, directly or indirectly, by the Company, whether by asset sale, transfer of shares or otherwise;

(ll)	the Company has all material licences, permits, approvals, consents, certificates, registrations and other authorizations (collectively the “Permits”) under all applicable laws and regulations necessary for the operation of the businesses carried on by the Company and each Permit is valid, subsisting and in good standing and the Company is not in default or breach of any Permit, and to the Company’s knowledge, no proceeding is pending or threatened to revoke or limit any Permit;

(mm)	all necessary corporate action has been taken by the Company to allot and authorize the issuance of the Unit Shares, Warrant Shares, and Broker Warrant Shares and to authorize the creation and issuance of the Warrants and the Broker Warrants;

(nn)	other than as disclosed in the Public Disclosure Documents, the Company does not have any loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with the Company;

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(oo)	the Company has not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation whatsoever;

(pp)	the Company maintains insurance against loss of, or damage to, its material assets including property and casualty insurance for all of its operations on a basis consistent with insurance obtained by reasonably prudent participants in a comparable business in comparable circumstances and all of the policies in respect of such insurance are in amounts and on terms that in the view of the Company’s management are reasonable for operations such as these and are in good standing in all respects and not in default in any material respect;

(qq)	the directors and officers of the Company are as disclosed in the Public Disclosure Documents and the compensation arrangements with respect to the Company’s “named executive officers” (as such term is defined in Form 51-102F6V – Statement of Executive Compensation – Venture Issuers) and there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting the Company;

(rr)	the Transfer Agent, at its principal offices in the city of Vancouver, British Columbia has been duly appointed as transfer agent and registrar in respect of the Common Shares;

(ss)	the Warrant Agent, at its principal offices in the city of Vancouver, British Columbia has been duly appointed as warrant agent in respect of the Warrants;

(tt)	other than the Underwriter, there are no persons acting or purporting to act at the request of or on behalf of the Company, that are entitled to any brokerage or finder’s fee in connection with the transactions contemplated by this Agreement;

(uu)	other than the Company, there is no person that is or will be directly entitled to the proceeds from the sale of the Offered Securities pursuant to this Offering under the terms of any Debt Instrument or Material Agreement, or other instrument, agreement or document (written or unwritten);

(vv)	the Company is not a party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company;

(ww)	the Company is not a party to any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument other than in the ordinary course of business;

(xx)	neither the Company nor, to Company’s knowledge, any other person is in default in the observance or performance of any term or obligation to be performed by it under any Material Agreement, and no event has occurred which with notice or lapse of time or both would reasonably be expected to constitute such a default;

(yy)	there are no material amendments to the Material Agreements that have been, or are required to be, or, to Company’s knowledge, are proposed to be, made;

(zz)	the minute books and records of the Company made available to counsel for the Underwriter in connection with its due diligence investigation of the Company are all of the minute books and records of the Company and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company to the date of this Agreement not reflected in such minute books and other records other than any meetings, resolutions and proceedings in connection with the Offering. All material transactions of the Company and any former subsidiaries have been properly recorded in the minute books in all material respects;

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(aaa)	other than ongoing litigation involving a former officer of the Company as disclosed in the Public Disclosure Documents, which the Company does not consider material, there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to the Company’s knowledge, pending, threatened against or affecting the Company, or to the Company’s knowledge, threatened or pending, against the Company at law or in equity or before or by any federal, provincial, territorial, state, municipal or other Governmental Authority or governmental department, commission, board, bureau or agency of any kind whatsoever;

(bbb)	there are no judgments against the Company which are unsatisfied, nor are there any consent decrees or injunctions to which the Company is subject;

(ccc)	other than the Jol property, the Properties are the only mineral properties, claims or interests which the Company considers material to the business and operations of the Company;

(ddd)	(i) the Company is the absolute legal and beneficial owner of, or has contractual interests or rights to, and has good and marketable title to the Properties, free of any material mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than those described in the Public Disclosure Documents, and no other rights are necessary for the conduct of the business of the Company as currently conducted or contemplated to be conducted other than those described in the Public Disclosure Documents, (ii) the Company knows of no claim or basis for any claim that would reasonably be expected to materially adversely affect the right of the Company to use, transfer or otherwise exploit such property rights, other than those described in the Public Disclosure Documents, and (iii) the Company has no responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof, except as described in the Public Disclosure Documents;

(eee)	all material property, options, leases, concessions, claims or other, direct or indirect, interests in natural resource properties and surface rights for exploration and exploitation, extraction and other mineral property rights in which the Company holds an interest or right, including for greater certainty with respect to the Properties (collectively, the “Property Rights”) are completely and accurately described in the Public Disclosure Documents, the Company is the legal and beneficial owner of such Property Rights and the Property Rights are in good standing and are valid and enforceable and free and clear of any material liens, charges or encumbrances;

(fff)	any and all of the agreements and other documents and instruments pursuant to which the Company holds the Properties (including any option agreement and any interest in, or right to earn an interest in, any of the Properties) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof and the Company is not in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged;

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(ggg)	to the Company’s knowledge, there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or the Properties, except for ongoing assessments being conducted by or on behalf of the Company in the ordinary course;

(hhh)	no part of the Properties, or the Property Rights or permits of the Company have been taken, revoked, condemned, or expropriated by any Governmental Authority nor has any written notice or proceedings in respect thereof been given, or to Company’s knowledge, been commenced, threatened, or is pending, nor does the Company have any knowledge of the intent or proposal to give such notice or commence any such proceedings;

(iii)	the Company’s Properties located in Manitoba and Saskatchewan are comprised of all leases, claims, and other interests as set forth in the Public Disclosure Documents, and the title opinions to be delivered in satisfaction of Section 7(f) address all of the concessions, claims and other mineral interests in respect of such Properties on which Qualified Expenditures will be incurred;

(jjj)	no dispute exists between the Company and any local, aboriginal or indigenous group, or to the Company’s knowledge, is threatened or imminent with respect to any of the Properties or the Property Rights;

(kkk)	the Company is in compliance with the requirements of NI 43-101 and has duly filed all reports required to be filed by the Company pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), and to the Company’s knowledge all such reports comply in all material respects with the requirements of NI 43-101, including the information contained therein relating to scientific and technical information, and there is no new material scientific or technical information concerning the Properties addressed in the technical reports since the date thereof that would require a new technical report in respect of such property to be issued under NI 43-101;

(lll)	all information disclosed in the Public Disclosure Documents and technical reports of the Company, including information relating to estimates of mineral resources of, if applicable, mineral reserves: (i) is based upon information prepared, reviewed and verified by or under the supervision of a “qualified person” as defined in NI 43-101, (ii) to the Company’s knowledge has been prepared and disclosed in accordance with Canadian industry standards set forth in NI 43-101, (iii) the method of estimating the minerals resources and, if applicable, mineral reserves has been verified by individuals with mining experience, (iv) the information upon which the estimates of mineral resources and, if applicable, mineral reserves was based was, at the time of delivery thereof, complete and accurate in all material respects, and (v) remains true, complete and accurate in all material respects as at the date hereof;

(mmm)	except as disclosed in the Public Disclosure Documents, the Company does not have any responsibility or obligation to pay or have paid on its behalf any commission, royalty or similar payment to any person with respect to the Properties as of the date hereof since November 14, 2024;

(nnn)	no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the trading of the Company’s issued securities has been issued and no proceedings for such purpose are pending or, to the Company’s knowledge, threatened;

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(ooo)	the Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the Exchanges and the Company is currently in compliance with the rules and policies of the Exchanges in all material respects;

(ppp)	no order ceasing, halting or suspending trading in securities of the Company nor prohibiting the sale of such securities has been issued to and is outstanding against the Company’s directors or officers and no investigations or proceedings for such purposes are pending or, to the Company’s knowledge, threatened;

(qqq)	to the Company’s knowledge, there are no regulatory investigations commenced, pending or threatened against any of the Company’s officers or directors and none of the officers or directors of the Company are now or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

(rrr)	the Company has established on its books and records reserves which are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Company except for taxes not yet due, and, to the Company’s knowledge, there are no audits of any of the tax returns of the Company pending, and there are no claims which have been or would reasonably be expected to be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a Material Adverse Effect;

(sss)	no proceedings have been taken, instituted or, to the Company’s knowledge, are pending for the dissolution or liquidation of the Company;

(ttt)	there are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Company or other persons that would reasonably be expected to result in a Material Adverse Effect on the Company;

(uuu)	none of the directors or officers of the Company nor any of its shareholders is indebted or under any obligation to the Company, on any account whatsoever, other than for (i) payment of salary, bonus and other employment or consulting compensation, (ii) reimbursement for expenses duly incurred in connection with the business of the Company, and (iii) for other standard employee benefits made generally available to all employees;

(vvv)	none of the Company nor to the Company’s knowledge any of their directors or officers are in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever where non-compliance would have a Material Adverse Effect;

(www)	none of the Company nor to the Company’s knowledge any of their employees or agents have made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or provincial or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws, in a manner that would reasonably be expected to have a Material Adverse Effect;

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(xxx)	to the Company’s knowledge, neither the Company nor any director, officer, employee, consultant, representative or agent of the Company, has (i) violated any anti-bribery or anti-corruption laws applicable to the Company, including but not limited to the Foreign Corrupt Practices Act of 1977 (United States) and the Corruption of Foreign Public Officials Act (Canada), or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any government official, whether directly or through any other person, for the purpose of influencing any act or decision of a government official in his or her official capacity; inducing a government official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a government official to influence or affect any act or decision of any governmental entity; or assisting any representative of the Company in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Company nor, to the Company’s knowledge, any director, officer, employee, consultant, representative or agent of the Company, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Company or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any governmental entity responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging noncompliance with any such laws;

(yyy)	the operations of the Company are and have been conducted at all times in all material respects in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court of Governmental Authority or any arbitrator or non-Governmental Authority involving the Company with respect to the Money Laundering Laws is to the Company’s knowledge pending or threatened;

(zzz)	neither the Company nor, to the Company’s knowledge, any director, officer, agent, employee, affiliate or person acting on behalf of the Company is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”); and the Company will not knowingly, directly or indirectly, use the proceeds of the Offering, or knowingly lend, contribute or otherwise make available such proceeds to any joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any United States sanctions administered by OFAC;

(aaaa)	no material labour dispute with the employees of the Company currently exists or, to the Company’s knowledge, is imminent. The Company is not a party to any collective bargaining agreement and, to the Company’s knowledge, no action has been taken or is contemplated to organize any employees of the Company;

(bbbb)	all material information and documentation concerning the Company (including but not limited to information and documentation concerning the Properties and Material Agreements), the Units and the Offering, that has been provided to the Underwriter and their counsel at their request by the Company in connection with this Agreement is, as of the date of such information, true and correct in all material respects and does not omit any fact or information which would make such information misleading. The Company has not withheld from the Underwriter or their counsel any material facts relating to the Company or the Offering;

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(cccc)	the Company has no knowledge of any proposed or planned disposition of Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares;

(dddd)	the expenses to be renounced by the Company to the Subscribers will constitute Qualified Expenditures on the effective date of the renunciation. The Qualified Expenditures to be renounced by the Company to the Subscribers (i) will constitute CEE on the effective date of the renunciation, (ii) will be eligible for qualification as Flow-Through Critical Mineral Mining Expenditures on the effective date of renunciation, (iii) will not include any amount that has previously been renounced by the Company to any of the Subscribers or to any other person; (iv) would be deductible by the Company in computing its income for the purposes of Part I of the Tax Act but for the renunciation to the Subscribers, and (v) will not be subject to any reduction under subsection 66(12.73) of the Tax Act;

(eeee)	the Company has no reason to believe that it will be unable to incur, on or after the Closing Date and on or before the Termination Date, and renounce to the Subscribers in accordance with the terms of this Agreement and the Subscription Agreements, Qualified Expenditures in the amount equal to the Commitment Amount;

(ffff)	the Company has no reason to expect any reduction of Qualified Expenditures by virtue of subsection 66(12.73) of the Tax Act;

(gggg)	but for any agreement, arrangement, or understanding to which the Company is not a party and of which it has no knowledge, the Unit Shares and Warrants when issued to the Subscribers will be “flow-through shares” as defined in subsection 66(15) of the Tax Act and not “prescribed shares” or “prescribed rights”, respectively, within the meaning of section 6202.1 of the regulations to the Tax Act;

(hhhh)	if the Company amalgamates with any one or more companies, any shares or warrants issued to or held by the Subscribers as a replacement for the Unit Shares or Warrants as a result of such amalgamation will qualify, by virtue of subsection 87(4.4) of the Tax Act or otherwise, as “flow-through shares” as defined in subsection 66(15) of the Tax Act, and in particular will not be “prescribed shares” or “prescribed rights”, each as defined in section 6202.1 of the regulations to the Tax Act;

(iiii)	the Company is and will remain at all relevant times for purposes of the renunciation envisioned in this Agreement and the Subscription Agreements, a Principal Business Corporation;

(jjjj)	neither the Company nor any corporation related (within the meaning of the Tax Act) to the Company is party to any previous agreement for the issuance of “flow-through shares” as defined by the Tax Act for which the required expenditures have not been incurred;

(kkkk)	neither the Company nor any of its former subsidiaries has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it;

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(llll)	all documents and information delivered and provided by or on behalf of the Company to the Underwriter as a part of its due diligence in connection with the Offering were complete and accurate in all material respects; and

(mmmm)	the Company is not, and has never been, in default of any of its legal obligations in respect of any “flow-through share” financings previously undertaken by the Company.

4.	Covenants of the Company.

4.1           The Company hereby covenants to the Underwriter, the Subscribers and their respective its permitted assigns and acknowledges that each of them is relying on such covenants in connection with the purchase of the Offered Securities that the Company shall:

(a)	for a period of two years following the Closing Date, use commercially reasonable efforts to maintain its status as a “reporting issuer” or the equivalent not in default of applicable Securities Laws in the Reporting Jurisdictions, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase or sale of all of the outstanding Common Shares so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or the United States or cash or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the policies of the Exchanges (or any securities exchange, market or trading or quotation facility on which the Common Shares are then listed or quoted);

(b)	for a period of two years following the Closing Date, use commercially reasonable efforts to maintain its listing on the Exchanges, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be listed on the Exchanges (or any securities exchange, market or trading or quotation facility on which the Common Shares are then listed or quoted) so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or cash or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the policies of the Exchanges (or any securities exchange, market or trading or quotation facility on which the Common Shares are then listed or quoted).;

(c)	execute and file with the applicable Canadian Securities Regulators, the United States Securities and Exchange Commission, and the Exchanges all forms, notices and certificates required to be filed by the Company pursuant to the applicable Securities Laws and the policies of the Exchanges in the time required by the applicable Securities Laws and the policies of the Exchanges, including, but not limited to, the Form 45-106F1 and Form 45-106F6, as applicable, of NI 45-106 and any other forms, notices and certificates pursuant to the closing conditions set forth in Section 7 hereof;

(d)	immediately send to the Underwriter and their legal counsel copies of all correspondence and filings to and correspondence from the Securities Regulators relating to the Offering;

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(e)	permit the Underwriter and their legal counsel to participate fully in the preparation of any documents regarding the Offering and allow the Underwriter and their legal counsel to conduct such full and comprehensive review of the Company’s business, capital and operations as the Underwriter considers necessary, acting reasonably;

(f)	duly execute and deliver the Transaction Documents at the Closing Time and shall comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Company;

(g)	fulfil or cause to be fulfilled, at or prior to the Closing Date, each of the conditions set out in Section 7 hereof;

(h)	ensure that the Unit Shares shall, upon issuance in accordance with their terms, be duly issued as fully paid and non-assessable Common Shares, and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Subscription Agreements;

(i)	ensure that the Warrants shall, upon issuance in accordance with their terms, be duly and validly created, authorized and issued and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement, the Subscription Agreements, and the Warrant Indenture, as applicable;

(j)	ensure, at all times while any Warrants remain outstanding, that sufficient Warrant Shares are authorized and allotted for issuance upon due and proper exercise of the Warrants. The Warrant Shares, upon issuance in accordance with the terms of the Warrant Indenture (and receipt by the Company of the exercise price therefor), shall be duly issued as fully paid and non-assessable Common Shares, and shall have the attributes corresponding to the description thereof set forth in this Agreement and the Warrant Indenture;

(k)	ensure that the Broker Warrants shall, upon issuance in accordance with their terms, be duly and validly created, authorized and issued and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Broker Warrant Certificates, as applicable;

(l)	ensure, at all times while any Broker Warrants remain outstanding, that sufficient Broker Warrant Shares are authorized and allotted for issuance upon due and proper exercise of the Broker Warrants. The Broker Warrant Shares, upon issuance in accordance with the terms of this Agreement and the Broker Warrant Certificates (and receipt by the Company of the exercise price therefor), shall be duly issued as fully paid and non-assessable Common Shares, and shall have the attributes corresponding to the description thereof set forth in this Agreement and the Broker Warrant Certificates;

(m)	provide the Underwriter with draft press releases relating to the Offering and the opportunity to comment and obtain their prior approval, acting reasonably, to the form and content of any such press releases; and

(n)	not take any action so as to require the filing of a prospectus with respect to the Offering.

4.2           The Company hereby covenants to the Underwriter, the Subscribers and their respective permitted assigns and acknowledges that each of them is relying on such covenants in connection with the purchase of the Offered Securities, as follows:

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(a)	Standstill. The Company shall not issue or sell any Common Shares or financial instruments convertible or exercisable into Common Shares or announce any intention to do so commencing on the date of the Engagement Letter until the date which is 120 days after the Closing Date without the prior written consent of the Underwriter, such consent not to be unreasonably withheld, delayed or conditioned, except in conjunction with: (i) the Offering or the exercise of the Underwriter’s Option; (ii) the grant or exercise of stock options, the issuance or settlement of restricted share units or performance share units and other similar issuances pursuant to the share incentive plan of the Company and other share compensation arrangements; (iii) the issuance of securities upon the conversion, exercise or exchange of outstanding warrants or other convertible, exercisable or exchangeable securities existing as of the Closing Date; (iv) obligations of the Company in respect of existing agreements, including, but not limited to, the investor rights agreement with Denison Mines Corp. and its related agreements; (v) the issuance of securities by the Company in connection with acquisitions in the normal course of business; (vi) issuances in connection with the Company’s at-the-market offering with the Underwriter; or (vii) as otherwise set out in the Engagement Letter.

(b)	Lock-Up Agreements. The Company shall cause its senior officers and directors to enter an agreement in favour of the Underwriter, prior to or concurrent with the entering into of this Agreement, pursuant to which each will agree not to, directly or indirectly, offer, issue, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, any common shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire common shares or other equity securities of the Company for a period of 120 days after the Closing Date, without the prior written consent of the Underwriter, such consent not to be unreasonably withheld, and other than pursuant to a take-over bid or any other similar transaction made generally to all shareholders of the Company and in certain other circumstances as agreed to between the Company and the Underwriter, each acting reasonably.

(c)	Use of Proceeds. The Company shall, on or after the Closing Date and on or before the Termination Date, incur Qualified Expenditures on one or more of its Properties in an amount not less than the amount of the Commitment Amount. The Company shall use the Commitment Amount to incur, directly or indirectly, Qualified Expenditures related to the Company’s projects in Canada.

(d)	Renunciation of Qualified Expenditures. The Company will, commencing on or after the Closing Date and before the Termination Date, carry out or cause to be carried out the Exploration Programs and in connection therewith agrees to incur Qualified Expenditures in an aggregate amount not less than the Commitment Amount in accordance with this Agreement and the Subscription Agreements such that the Company will be able to renounce to the Subscribers, with an effective date of December 31, 2026, Qualified Expenditures in an amount equal to the Commitment Amount. The Company will renounce in prescribed form to the Subscribers with an effective date not later than December 31, 2026, provided that the Subscribers, and any party for whom the Subscribers are acting, and where either is a partnership, each partner thereof, deal at “arm’s length” with the Company in 2027 for purposes of the Tax Act, Qualified Expenditures in an amount equal to the Commitment Amount, not subject to any reduction under subsection 66(12.73) of the Tax Act. The Company will in no event be required to renounce the Qualified Expenditures effective as of December 31, 2026, or be liable in respect of any failure to renounce with such effective date, if the Subscribers or any party for whom the Subscribers are acting (or if the Subscriber or such party is a partnership, any partner thereof) does not deal at arm’s length with the Company in 2027 for purposes of the Tax Act. The Company will ensure that all expenses renounced to the Subscribers pursuant to the Subscription Agreements will be Qualified Expenditures. The Company will renounce in prescribed form to the Subscribers in accordance with subsection 66(12.6) of the Tax Act and 66(12.66) of the Tax Act where applicable and any applicable provincial legislation, Qualified Expenditures in an amount equal to the Commitment Amount with an effective date no later than December 31, 2026. The Company has the full corporate right, power and authority to incur and renounce to the Subscribers Qualified Expenditures in an amount equal to Commitment Amount prior to the Termination Date.

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(e)	No Reduction to Renunciation. Unless required to do so pursuant to subsection 66(12.73) of the Tax Act, the Company shall not reduce the amount renounced to the Subscribers pursuant to subsection 66(12.6) of the Tax Act. If the Company receives, or becomes entitled to receive any Assistance and the receipt of or entitlement to receive such Assistance has or will have the effect of reducing the amount of Qualified Expenditures validly renounced to the Subscribers under the Subscription Agreements to less than the Commitment Amount, the Company will incur additional Qualified Expenditures so that it renounces Qualified Expenditures in an amount no less than the Commitment Amount paid by the Subscriber for the Unit Shares and Warrants.

(f)	Assistance. Any Assistance in respect of expenses incurred by or on behalf of the Company pursuant to the Subscription Agreements will be for the sole benefit of the Company, except that the Company will not claim Assistance to the extent (if any) it would impair the ability of the Company to renounce the Qualified Expenditures envisioned under this Agreement or impair the ability of the Subscriber to claim the Flow-Through Critical Mineral Mining Expenditure tax credit, if available.

(g)	No Impairment to Renounce. The Company shall not be subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Qualified Expenditures to the Subscribers in an amount equal to the Commitment Amount. The Company will not claim as CEE under the Tax Act or under any provincial legislation any amount in respect of Qualified Expenditures incurred by it that would wholly or partly impair its ability to make the renunciations provided in the Subscription Agreements. Further, the Company will not make any renunciation other than pursuant to the Subscription Agreements that would render it wholly or partly incapable of making any renunciation provided for in the Subscription Agreements or that would render any renunciation made pursuant to the Subscription Agreements wholly or partly ineffective.

(h)	Indemnification. If the Company does not renounce to the Subscribers effective on or before December 31, 2026, Qualified Expenditures equal to the Commitment Amount, the Company shall indemnify and hold harmless the Subscribers and, if the Subscriber is a partnership, each of the partners thereof (for the purposes of this paragraph each an “Indemnified Person”) as to, and pay in settlement thereof to the Indemnified Person on or before the twentieth (20th) business day following the date the amount is determined but in any event no later than July 1, 2027, an amount equal to the amount of any tax (within the meaning of subparagraph 6202.1(5)(c) of the regulations to the Tax Act) payable under the Tax Act (and under any corresponding provincial legislation) by any Indemnified Person as a consequence of such failure. In the event that the amount of Qualified Expenditures renounced to the Subscriber by the Company is reduced or the CRA (or any similar provincial tax authority) reduces the amount renounced by the Company to the Subscribers pursuant to subsection 66(12.73) of the Tax Act (or any corresponding provincial legislation),

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the Company shall indemnify and hold harmless each Indemnified Person as to, and pay in settlement thereof to the Indemnified Person on or before the twentieth (20th) business day following the receipt by the Company of a notice of assessment or reassessment issued by the CRA (or any corresponding provincial tax authority) to the Indemnified Person describing such reduction, an amount equal to the amount of any tax (within the meaning of an “excluded obligation” in subparagraph 6202.1(5)(c) of the regulations to the Tax Act) payable under the Tax Act (and under any corresponding provincial legislation) by the Indemnified Person as a consequence of such reduction. This indemnity is in addition to and not in derogation of any other recourse or right of action that the Subscribers may have at common law or civil law against the Company. To the extent that any party entitled to be indemnified hereunder is not a signatory of the Subscription Agreements, the Subscribers shall obtain and hold the rights and benefits of the Subscription Agreements in trust for, and on behalf of, such person (provided that such person is a beneficial purchaser for whom the Subscriber is acting) and such person shall be entitled to enforce the provisions of this section notwithstanding that such person is not a signatory of the Subscription Agreement. For greater certainty the foregoing indemnity shall have no force or effect and the Subscribers shall have no recourse or right of action to the extent that such indemnity, recourse or right of action would otherwise cause the Unit Shares to be “prescribed shares” or cause the Warrants to be “prescribed rights”, each within the meaning of subsection 6202.1 of the regulations to the Tax Act.

(i)	CRA Filings. The Company shall file with the CRA (and with any applicable provincial or territorial tax authority) within the time prescribed by subsection 66(12.68) of the Tax Act (and any similar provincial or territorial legislation), the forms prescribed for the purposes of such legislation together with a copy of the Subscription Agreements or any “selling instrument” contemplated by such legislation and shall forthwith following such filing provide to the Subscribers a copy of such form certified by an officer of the Company. The Company shall file, on or before February 28, 2027, any return required to be filed under Part XII.6 of the Tax Act in respect of each applicable year, and will pay any tax or other amount owing in respect of that return on a timely basis.

(j)	Delivery of Prescribed Forms. The Company will file within the time periods prescribed by the Tax Act (including the time prescribed under subsection 66(12.7) of the Tax Act) or any relevant provincial or territorial legislation, the relevant Prescribed Forms and all other forms with the relevant Governmental Authority as are necessary to effectively renounce Qualified Expenditures to the Subscribers in an amount equal to the Commitment Amount, with an effective date no later than December 31, 2026, and deliver to the Subscribers copies of such Prescribed Forms and other forms as filed including, on or before February 28, 2027, the relevant Prescribed Forms (fully completed and executed) renouncing to the Subscriber Qualified Expenditures in an amount equal to the Commitment Amount with an effective date of no later than December 31, 2026 (including a Statement of Resource Expenses (T101) for the Subscriber), such delivery constituting the authorization of the Company to the Subscriber to file such Prescribed Forms with the relevant Governmental Authority.

(k)	Renunciation Priority and Pro Rata Reduction. The Company shall incur (or be deemed to incur) and renounce Qualified Expenditures pursuant to the Subscription Agreements and all other agreements with other persons providing for the issue of Units entered into by the Company on the Closing Date (collectively, the “Other Agreements”) pro rata by the number of Units issued or to be issued pursuant thereto before incurring and renouncing CEE pursuant to any other agreement which the Company may enter into after the Closing Date with any person with respect to the issue of shares which are “flow-through shares” as defined by the Tax Act. If the Company is required by the Tax Act or otherwise to reduce Qualified Expenditures previously renounced to the Subscribers, and unless the Subscribers would not be adversely affected or otherwise agrees, the reduction shall be made pro rata by the number of Unit Shares and Warrants issued or to be issued pursuant to the Subscription Agreements and the Other Agreements only after it has first reduced to the extent possible all CEE renounced to persons under any agreements relating to shares or rights that are “flow-through shares” as defined by the Tax Act entered into after the Closing Date.

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(l)	Notification of Excess Amounts Renounced. Where an amount that the Company has purported to renounce to a Subscriber effective no later than December 31 of a particular year exceeds the amount that it can renounce on that effective date because it did not actually incur Qualified Expenditures within the time period required by the Tax Act (the “Particular Time Period”), and if at the end of the Particular Time Period the Company knew or ought to have known of all or part of such excess renunciation, the Company will file a statement in prescribed form before March 1 of the year following the particular year, all as required by subsection 66(12.73) of the Tax Act. A copy of such statement will be sent concurrently to the Subscriber.

(m)	CRA Audits. Upon the Company becoming aware that on completion of a CRA review or audit of the Qualified Expenditures spent by the Company, that the CRA intends to challenge or deny the deduction of some or all of the Qualified Expenditures renounced to the Subscribers under the Subscription Agreements, the Company will notify the Subscribers immediately.

(n)	No Prescribed Relationship. To the Company’s knowledge, the Company does not have and will not have prior to the Termination Date a Prescribed Relationship with the Subscribers and, if a Subscriber is a partnership, any partner or limited partner of such Subscriber. Neither the Company nor any director, employee, officer, other person acting on behalf of the Company or any person having a Prescribed Relationship with the Company has made any written or oral representations that any person will resell or repurchase the Unit Shares or the Warrants.

(o)	No Other Agreements. The Company shall not enter into any other agreement which would prevent or restrict its ability to renounce to the Subscribers the amount of Qualified Expenditures to be incurred in accordance with the Subscription Agreements.

(p)	Critical Mineral Certification. The Company has obtained a Critical Mineral Certification and otherwise complied with all requirements under the Tax Act in respect of the renunciations of Flow-Through Critical Mineral Mining Expenditures to be effected under the Subscription Agreements.

(q)	Filing Requirements. The Company will comply with all filing requirements of the Tax Act in respect of the Subscription Agreements and all other requirements of the Tax Act and any applicable provincial or territorial tax legislation necessary to effectively renounce Qualified Expenditures equal to the Commitment Amount to the Subscribers in accordance with the Subscription Agreements.

(r)	Sufficient Renounceable CEE. The Company will, on the effective date of each renunciation of CEE to the Subscribers pursuant to the Subscription Agreements, maintain sufficient renounceable cumulative CEE to make the renunciation.

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(s)	Books and Records. The Company will keep proper books, records and accounts of all Qualified Expenditures and all transactions affecting the Commitment Amount and the Qualified Expenditures, and upon reasonable notice, it will make such books, records and accounts available for inspection on or by or on behalf of a Subscriber at such Subscriber’s expense.

5.	Representations, Warranties and Covenants of the Underwriter.

The Underwriter hereby represents, warrants and covenants to the Company and acknowledges that the Company is relying upon such representations and warranties in completing the Closing, that:

(a)	in respect of the offer and sale of the Offered Securities, the Underwriter will conduct its activities in connection with the Offering and comply with all applicable Securities Laws and the provisions of this Agreement;

(b)	the Underwriter shall only sell the Offered Securities in accordance with Securities Laws and to persons who represent themselves as being:

(i)	persons purchasing as principal or deemed to be purchasing as principal under Securities Laws or purchasing as authorized agent on behalf of a disclosed principal; and

(ii)	qualified to purchase the Offered Securities under the applicable exemptions from the prospectus requirements of NI 45-106 in the Selling Jurisdictions or in such other jurisdictions as may be agreed to by the Company and the Underwriter;

(c)	the Underwriter shall ensure that any dealer who is appointed by it pursuant to this Agreement agrees in writing to comply with the covenants and obligations given by the Underwriter herein;

(d)	the Underwriter is duly registered in the appropriate category of dealer under the Securities Laws in each of the Selling Jurisdictions, and in Selling Jurisdictions in which the Underwriter is not registered, the Underwriter will, if required by Securities Laws, act only through members of a selling group who are so registered; and

(e)	the Underwriter has not and will not solicit offer, sell, trade, distribute or otherwise do any act in furtherance of a trade of the Offered Securities so as to require the filing of a prospectus or offering memorandum with respect thereto or the provision of a contractual right of action (as defined in OSC Rule 14-501) under the laws of any jurisdiction.

6.	Closing Deliveries.

The Company and the Underwriter shall cause the Closing to occur on March 31, 2026 or such other date as may be agreed by the Company and the Underwriter. The Closing of the transactions contemplated under this Agreement shall be completed via electronic exchange.

At or before the Closing Time, the Underwriter shall have delivered to the Company:

(a)	completed and executed Subscription Agreements (including all certifications, forms and other documentation contemplated thereby or as may be required by applicable securities regulatory authorities) in a form acceptable to the Company;

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(b)	written direction for the Commission and expenses payable and Broker Warrants issuable by the Company to the Underwriter pursuant to this Agreement; and

(c)	such further documentation as may be contemplated herein or as the Company may reasonably require.

At or before the Closing Time, the Company shall deliver to the Underwriter:

(a)	the Offered Securities, whether by way of electronic deposit or delivery of certificates in definitive form, and Broker Warrants by way of delivery of certificates in definitive form, in each case as directed by the Underwriter;

(b)	payment of the Commission and expenses payable by the Company to the Underwriter pursuant to this Agreement, which for certainty, may be retained and withheld by the Underwriter from the gross proceeds of the sale of the Units;

(c)	the requisite legal opinions, agreements and certificates as contemplated in Section 7 of this Agreement; and

(d)	such further documentation as may be contemplated herein or as the Underwriter may reasonably require;

against payment by the Underwriter to the Company of the aggregate purchase price for the Offered Securities by wire transfer payable to the Company.

7.	Closing Conditions.

The Underwriter’s obligation to purchase the Offered Securities at the Closing Time shall be conditional upon the fulfilment at or before the Closing Time of the following conditions:

(a)	the Underwriter shall have received a certificate dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Company (or such other appropriate officer of the Company as agreed to by the Underwriter) addressed to the Underwriter and their counsel, with respect to (i) the constating documents of the Company, (ii) all resolutions of the Company’s board of directors relating to the Offering, the Transaction Documents and the transactions contemplated hereby and thereby, and (iii) the incumbency and specimen signatures of signing officers, and such other matters as the Underwriter may reasonably request;

(b)	the Underwriter shall have received executed lock-up agreements as contemplated by Section 4.2(b);

(c)	each of the Transaction Documents shall have been executed and delivered by the parties thereto in form and substance satisfactory to the Underwriter and its counsel, acting reasonably;

(d)	the Underwriter shall have received a favourable legal opinion addressed to the Underwriter and the Subscribers dated the Closing Date from Canadian counsel for the Company (it being understood that such counsel may rely to the extent appropriate in the circumstances, (i) as to matters of fact, on certificates of the Company executed on its behalf by a senior officer of the Company and (ii) as to matters of law, on consulting counsel in the applicable local jurisdictions), in form and substance satisfactory to the Underwriter and their counsel acting reasonably, substantially with respect to the following matters:

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(i)	the existence of the Company under the laws of the Province of British Columbia and as to the good standing of the Company under the BCBCA, and the Company having the requisite corporate power and capacity under the laws of the Province of British Columbia to carry on its business as presently carried on and to own its properties and assets;

(ii)	the authorized and issued capital of the Company;

(iii)	the Company having the corporate capacity and power: (A) to execute and deliver the Transaction Documents and to perform its obligations thereunder, and (B) to issue and sell the Offered Securities;

(iv)	all necessary corporate action having been taken by the Company to authorize the execution and delivery of each of the Transaction Documents and the performance of the Company’s obligations thereunder;

(v)	each of the Transaction Documents having been executed and delivered by the Company and constitute legal, valid and binding obligations of the Company enforceable against it in accordance with its terms;

(vi)	the execution and delivery of the Transaction Documents and the performance by the Company of its obligations thereunder and the issuance, sale and delivery of the Offered Securities to be issued and sold by the Company do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not violate (A) the provisions of the BCBCA; or (B) the constating documents of the Company;

(vii)	the Unit Shares having been duly and validly issued as fully paid and non-assessable Common Shares;

(viii)	all necessary corporate action having been taken by the Company so as to validly create, authorize, and issue the Warrants, and upon issuance and delivery by the Company in accordance with the Warrant Indenture, the Warrants will be validly issued;

(ix)	the Warrant Shares having been authorized and allotted for issuance and, upon the exercise of the Warrants in accordance with the provisions of the Warrant Indenture and any applicable certificate representing the Warrants, and payment of the exercise price, the Warrant Shares will be validly issued as fully paid and non-assessable Common Shares;

(x)	all necessary corporate action having been taken by the Company so as to validly create, authorize, and issue the Broker Warrants, and upon issuance and delivery by the Company in accordance with the Broker Warrant Certificates, the Broker Warrants will be validly issued;

(xi)	the Broker Warrant Shares having been authorized and allotted for issuance and, upon the exercise of the Broker Warrants in accordance with the provisions of the Broker Warrant Certificates, and payment of the exercise price, the Broker Warrant Shares will be validly issued as fully paid and non-assessable Common Shares;

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(xii)	the offering, issuance and sale of the Unit Shares and Warrants to Subscribers resident in the Selling Jurisdictions in accordance with the Subscription Agreements and issuance by the Company of the Broker Warrants in accordance with the terms of this Agreement and the Broker Warrant Certificates are exempt from the prospectus requirements of the securities laws of the Selling Jurisdictions, and no prospectus is required, nor are any other documents required to be filed, proceedings taken or approvals, permits, consents, orders or authorizations of any regulatory authority required to be obtained by the Company under the securities laws of such offering, issuance, and sale, as applicable; it being noted however, that, the Company is required to, within ten days after the date the trades are made, file a report on Form 45-106F1 with the securities commissions in the Selling Jurisdictions in which the trades were made, accompanied, in all cases, by the prescribed fees;

(xiii)	the issuance of the Warrant Shares upon due exercise of the Warrants in accordance with the terms of the Warrant Indenture, and any applicable certificate representing the Warrants, will be exempt from the prospectus requirements of the securities laws of the Selling Jurisdictions and no prospectus or other documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under applicable Securities Laws to permit such issuance and delivery;

(xiv)	the issuance of the Broker Warrant Shares upon due exercise of the Broker Warrants in accordance with the terms of the Broker Warrant Certificates, will be exempt from the prospectus requirements of Canadian Securities Laws in the Selling Jurisdictions and no prospectus or other documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under Canadian Securities Laws to permit such issuance and delivery;

(xv)	no prospectus or other document is required to be filed, no proceeding is required to be taken and no approval, permit, consent or authorization of regulatory authorities is required to be obtained by the Company under Canadian Securities Laws in the Selling Jurisdictions connection with the first trade of the Underlying Securities, Broker Warrants and Broker Warrant Shares unless at the time of such trade:

(A)	the Company is and has been a reporting issuer (as defined under the applicable securities laws) in a jurisdiction of Canada for the four months immediately preceding the trade;

(B)	at least four months have elapsed from the “distribution date” (as defined under NI 45-102) of the Underlying Securities and Broker Warrants;

(C)	the certificates representing the Unit Shares, Warrants and Broker Warrants, and if the Warrants or Broker Warrants are exercised prior to August 1, 2026, the Warrant Shares or Broker Warrant Shares, are issued with a legend stating the prescribed restricted period in accordance with section 2.5(2)3.(i) of NI 45-102 and, if the security is entered into a direct registration system or other electronic book-entry system, or if the purchaser did not directly receive a certificate representing the security, the purchaser received written notice containing the legend restriction notation set out in section 2.5(2)3.(i) of NI 45-102;

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(D)	such trade is not a “control distribution” (as defined in the NI 45-102);

(E)	no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of such trade;

(F)	no extraordinary commission or consideration is paid to a person or corporation in respect of such trade; and

(G)	if the selling securityholder is an “insider” or “officer” of the Company (as such terms are defined under Canadian Securities Laws in the applicable Selling Jurisdictions), the selling securityholder has no reasonable grounds to believe that the Company is in default of “securities legislation” (as such term is defined in National Instrument 14-101 – Definitions);

(xvi)	but for any agreement, arrangement or understanding to which the Company is not a party and of which it has no knowledge, upon issue, the Unit Shares and Warrants comprising the Units will each be “flow-through shares” as defined in subsection 66(15) of the Tax Act and will not be “prescribed shares” or “prescribed rights” within the meaning of section 6202.1 of the regulations to the Tax Act;

(xvii)	the expenditures to be renounced in respect of the Units under the Subscription Agreements will be expenses that qualify as “Canadian exploration expense” in subsection 66.1(6) of the Tax Act (as revised pursuant to the Proposed Amendments), or that would be described in paragraph (h) of that definition if the references therein to “paragraphs (a) to (d) and (f) to (g.4)” were a reference to “paragraph (f)”, other than amounts which are (i) prescribed to be CEDOE for the purposes of paragraph 66(12.6)(b) of the Tax Act, (ii) Canadian exploration expenses to the extent of the amount of any Assistance described in paragraph 66(12.6)(a) of the Tax Act, (iii) the cost of acquiring or obtaining the use of seismic data described in paragraph 66(12.6)(b.1) of the Tax Act, (iv) any expenditures described in paragraph 66(12.6)(b.2) of the Tax Act or (v) any expenses for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition of the term “expense” in subsection 66(15) of the Tax Act;

(xviii)	the Company qualifies as a Principal Business Corporation; and

(xix)	Odyssey Trust Company has been duly appointed by the Company as the transfer agent and registrar for the Common Shares and warrant agent for the Warrants pursuant to the Warrant Indenture;

(e)	the Underwriter shall have received a certificate of good standing for the Company dated within one Business Day (or such earlier or later date as the Underwriter may accept) of the Closing Date;

(f)	the Company will have caused favourable legal opinions to be delivered by its outside legal counsel addressed to the Underwriter, with respect to title of the Properties located in Manitoba and Saskatchewan on which the Company will incur Qualified Expenditures, in form and substance satisfactory to the Underwriter and their counsel acting reasonably, including in respect of those matters that are usual and customary for transactions of this nature and subject to the usual and customary assumptions, limitations and qualifications;

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(g)	the Underwriter shall not have exercised any rights of termination set forth in this Agreement;

(h)	the Underwriter shall have received a certificate from the Transfer Agent as to its appointment as transfer agent and registrar of the Common Shares and confirming the issued and outstanding Common Shares as at the Business Day prior to the Closing Date;

(i)	the Underwriter shall have received a certificate from the Warrant Agent as to its appointment as warrant agent in respect of the Warrants pursuant to the Warrant Indenture; and

(j)	the Underwriter shall have received copies of the reporting issuer lists evidencing that the Company is a “reporting issuer”, or its equivalent, in each of the Reporting Jurisdictions and that it is not on the list of defaulting reporting issuers maintained by each of the Securities Regulators in the Reporting Jurisdictions.

8.	Rights of Termination.

In addition to any other remedies which may be available to the Underwriter, the Underwriter shall have the right, at its sole option, to terminate its obligations under this Agreement including its obligation to purchase the Offered Securities (and the obligations of the Subscribers arranged by it to purchase Offered Securities) by written notice to that effect given to the Company at or prior to the Closing Time, if at any time prior to the Closing Time:

(a)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made or issued under or pursuant to any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (including without limitation the Exchanges or any securities regulatory authority) or there is a change in any law, rule or regulation, or the interpretation or administration thereof, which, in the reasonable opinion of the Underwriter, operates to prevent, restrict or otherwise materially adversely effect the distribution or trading of the Offered Securities or any other securities of the Company;

(b)	there shall occur or come into effect any material change in the business, affairs or financial condition of the Company or its subsidiaries or any change in any material fact, or there should be discovered any previously undisclosed material fact which, in each case, in the reasonable opinion of the Underwriter, has or reasonably be expected to have a material adverse effect on the market price or value or marketability of the Offered Securities;

(c)	there should develop, occur or come into effect or existence any event, action, state, or condition or any action, law or regulation, inquiry, including, without limitation, terrorism, accident or major financial, political or economic occurrence of national or international consequence, or any action, government, law, regulation, inquiry or other occurrence of any nature, which, in the reasonable opinion of the Underwriter, materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the U.S. or the business, operations or affairs of the Company or the marketability of the Offered Securities;

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(d)	an order shall have been made or threatened to cease or suspend trading in the Offered Securities, or to otherwise prohibit or restrict in any manner the distribution or trading of the Offered Securities, or proceedings are announced or commenced for the making of any such order by any securities regulatory authority or similar regulatory or judicial authority or the Exchanges;

(e)	the Company is in breach of any term, condition or covenant of this Agreement that may not be reasonably expected to be remedied prior to Closing Time or any representation or warranty given by the Company becomes or is false; or

(f)	there shall occur or have been announced by the appropriate governmental entity, any change or proposed change in the Tax Act or other applicable legislation, the regulations thereunder, current administrative decisions or practices or court decisions or any other applicable tax rules which, in the reasonable opinion of the Underwriter, would reasonably be expected to have a material adverse effect on the tax consequences associated with the purchase, holding or resale of the Unit Shares and Warrants or on any distribution that will be made by the Company to the holders of the Unit Shares and Warrants or on the market price or value or marketability of the Offered Securities.

The rights of termination contained in subparagraphs 8(a)-(f) above are in addition to any other rights or remedies the Underwriter may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by the Agreement or otherwise. In the event of any such termination by an Underwriter, there shall be no further liability on the part of the Underwriter to the Company or on the part of the Company to the Underwriter except in respect of any liability which may have arisen or may arise after such termination in respect such termination in respect of Section 9 (Expenses) and Section 13 (Indemnity) of this Agreement.

9.	Expenses.

Whether or not the Offering is completed, the Company shall pay all expenses and fees of, or incidental to, the sale of the Offered Securities, including the “out-of-pocket” expenses of the Underwriter in relation to the Offering (including HST), including all marketing expenses, and all reasonable fees and disbursements of the Underwriter’s legal counsel (up to a maximum of $100,000 exclusive of disbursements and applicable taxes). Fees and expenses incurred by the Underwriter or on their behalf shall be payable by the Company in addition to any other fees payable under this Agreement and shall be payable by the Company without undue delay upon receiving an invoice therefor from the Underwriter.

10.	Underwriter’s Compensation.

10.1         The Company shall be entitled to include certain Subscribers on a president’s list for sales of Offered Securities for maximum gross proceeds of up to $500,000, as shall be agreed upon by the Underwriter and the Company (the “President’s List”), provided that the Underwriter shall not be required to conduct a suitability review in respect of sales to Subscribers on the President’s List.

10.2         In consideration of the services to be rendered by the Underwriter in connection with the Offering, the Company shall pay to the Underwriter a cash commission (the “Commission”) equal to 6.0% of the aggregate gross proceeds from sales of the Offering, other than in respect of sales to Subscribers on the President’s List, in which a Commission of 2.0% is payable. As additional consideration for the services to be rendered by the Underwriter in connection with the Offering, the Company shall issue to the Underwriter such number of broker warrants (the “Broker Warrants”) equal to 6.0% (reduced to 2.0% in respect of sales to Subscribers on the President’s List) of the number of Units sold pursuant to the Offering, with each Broker Warrant exercisable to acquire one Common Share (each a “Broker Warrant Share”) at an exercise price of $3.40 per Broker Warrant Share, for a period of 24 months from the Closing Date.

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10.3         The Commission shall be paid and the Broker Warrants shall be issued to the Underwriter on the Closing Date.

11.	Underwriter’s Business

11.1         The Company acknowledges that the Underwriter may be engaged in securities trading and brokerage activities, and providing investment banking, investment management, financial and financial advisory services. In the ordinary course of their trading, brokerage, investment and asset management and financial activities, the Underwriter and their affiliates may hold long or short positions, and may trade or otherwise effect or recommend transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of the Company or any other company that may be involved in any transaction with the Company. The Underwriter and its affiliates may also provide a broad range of normal course financial products and services to its customers (including, but not limited to banking, credit derivative, hedging and foreign exchange products and services), including companies that may be involved in any transaction with the Company.

12.	Survival of Representations and Warranties.

All terms, warranties, representations, covenants and agreements herein contained or contained in any documents submitted pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the purchase and sale of the Offered Securities and shall continue in full force and effect for the benefit of the Underwriter, the Subscribers and the Company for a period of two years following the Closing Date, except for the representations, warranties, and covenants of the Company related to tax matters which will survive until 60 days following any applicable reassessment period, and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriter or Subscribers in connection with the purchase and sale of the Offered Securities. For certainty, and without limiting the generality of the foregoing, the provisions contained in this Agreement in any way related to the indemnification of the Underwriter by the Company or the contribution obligations of the Underwriter or those of the Company shall survive and continue in full force and effect, indefinitely, subject only to the applicable limitation period prescribed by law.

13.	Indemnity.

The Company (the “Indemnitor”) hereby agrees to indemnify and hold harmless the Underwriter, each of its respective subsidiaries and affiliates and each of their respective directors, officers, employees, partners, agents, shareholders, each other person, if any, controlling the Underwriter, or any of its respective subsidiaries and affiliates (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”), from and against any and all losses, expenses, claims (including shareholder actions, derivative or otherwise), actions, damages and liabilities, joint or several, including without limitation the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel (collectively, the “Losses”) that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, connected with or arising out of any action, suit, proceeding, investigation or claim that may be made or threatened by any person or in enforcing this indemnity (collectively the “Claims”) insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the Agreement, whether performed before or after the Indemnitor’s execution of the Agreement. The Indemnitor agrees to waive any right the Indemnitor may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Indemnitor also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Indemnitor or any person asserting Claims on behalf of or in right of the Indemnitor for or in connection with the Agreement (whether performed before or after the Indemnitor’s execution of the Agreement). The Indemnitor will not, without the prior written consent of Underwriter, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought under this indemnity (whether or not any Indemnified Party is a party to such Claim) unless the Indemnitor has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

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Promptly after receiving notice of a Claim against the Underwriter, or any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Underwriter or any such other Indemnified Party will notify the Indemnitor in writing of the particulars thereof, provided that the omission so to notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to any Indemnified Party except and only to the extent that any such delay in or failure to give notice as required prejudices the defense of such Claim or results in any material increase in the liability which the Indemnitor has under this indemnity. The Indemnitor shall have 14 days after receipt of the notice to undertake, conduct and control, through counsel of their own choosing and at their own expense, the settlement or defense of the Claim. If the Indemnitor undertakes, conducts or controls the settlement or defense of the Claim, the relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim.

The Indemnitor also agrees to reimburse the Underwriter for the time spent by its personnel in connection with any Claim at their normal per diem rates. The Underwriter may retain counsel to separately represent it in the defense of a Claim, which shall be at the Indemnitor’s expense if (i) the Indemnitor does not promptly assume the defense of the Claim no later than 14 days after receiving actual notice of the Claim (as set forth above), (ii) the Indemnitor agrees to separate representation, or (iii) the Underwriter is advised by counsel that there is an actual or potential conflict in the Indemnitor’s and the Underwriter’s respective interests or additional defenses are available to the Underwriter, which makes representation by the same counsel inappropriate.

The foregoing indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable has determined that such Losses to which the Indemnified Party may be subject were caused solely by the gross negligence, intentional fault or willful misconduct of the Indemnified Party.

If for any reason the foregoing indemnity is unavailable (other than in accordance with the terms hereof) to the Underwriter or any other Indemnified Party or insufficient to hold the Underwriter or any other Indemnified Party harmless in respect of a Claim, the Indemnitor shall contribute to the amount paid or payable by the Underwriter or the other Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Underwriter or any other Indemnified Party on the other hand but also the relative fault of the Indemnitor, the Underwriter or any other Indemnified Party as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by the Underwriter or any other Indemnified Party as a result of such Claim any excess of such amount over the amount of the fees received by the Underwriter under this Agreement.

The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Indemnified Parties of the Underwriter and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Underwriter and any of the Indemnified Parties, provided, however, that neither Underwriter nor Indemnified Parties shall be entitled to “double recovery” in respect of any action, suit, proceeding, investigation or claim. The foregoing provisions shall survive the completion of professional services rendered pursuant to this Agreement or any termination of this Agreement.

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The Indemnitor hereby constitutes the Underwriter as trustee for each of the other Indemnified Parties of the Indemnitor’s covenants under this indemnity with respect to those persons and the Underwriter agrees to accept that trust and to hold and enforce those covenants on behalf of those persons.

To the extent that a Subscriber would otherwise be covered by this indemnity, this Section 13 shall not apply to such Subscriber if it would cause such Unit Shares and Warrants comprising the Units of such Subscriber to be “prescribed shares” or “prescribed rights” within the meaning of section 6202.1 of the regulations to the Tax Act.

14.	No Fiduciary Relationship.

The Company: (i) acknowledges and agrees that the Underwriter has certain statutory obligations as a registered dealer under the Securities Laws and have relationships with its clients; and (ii) consents to the Underwriter acting hereunder while continuing to act for their clients. To the extent that the Underwriter’s statutory obligations as a registered dealer under Securities Laws or relationships with their clients conflicts with their obligations hereunder, the Underwriter shall be entitled to fulfil its statutory obligations as a registered dealer under Securities Laws and their obligations to its clients. Nothing in this Agreement shall be interpreted to prevent the Underwriter from fulfilling its statutory obligations as a registered dealer under Securities Laws or to act for its clients. Nothing in this Agreement or the nature of the Underwriter’s involvement in the Offering shall be deemed to create a fiduciary or advisory relationship between the Underwriter and the Company or its shareholders, creditors, employees or any other party. The Underwriter has not provided any legal, accounting, regulatory, or tax advice with respect to the Offering.

15.	Notices.

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	If to the Company, to:

Foremost Clean Energy Ltd.

250-750 West Pender Street

Vancouver, British Columbia V6C 2T7

Attention:	Jason Barnard
Email:	jason.barnard@foremostcleanenergy.com

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
888 – 3rd Street SW
Calgary, Alberta T2P 5C5

Attention:	Keith Chatwin
Email:	kchatwin@stikeman.com

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(b)	If to the Underwriter, to:

Canaccord Genuity Corp.

1133 Melville Street, Suite 2400
Vancouver, British Columbia V6E 4E5

Attention:	Jamie Brown / Earle McMaster
Email:	jbrown@cgf.com / emcmaster@cgf.com

with a copy (which will not constitute notice) to:

Cassels Brock & Blackwell LLP

Bay Adelaide Centre – North Tower, Suite 3200

40 Temperance Street

Toronto, Ontartio M5H 0B4

Attention:	Chad Accursi
Email:	caccursi@cassels.com

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by email to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by email shall be deemed to be given and received on the first Business Day following the day on which it is sent.

16.	Advertisements.

The Company acknowledges that the Underwriter shall have the right, subject always to Section 2(c), at their own expense, to place such advertisement or advertisements relating to the sale of the Offered Securities contemplated herein as the Underwriter may consider desirable or appropriate and as may be permitted by applicable law, including applicable Securities Laws. The Company and the Underwriter each agree that they will not make public any advertisement in any media whatsoever relating to, or otherwise publicize, the Offering provided for herein so as to obligate the Company to file a prospectus, a registration statement or other offering document with any Securities Regulator under applicable Securities Laws or result in any exemption therefrom not being available or otherwise require the Company to comply with any continuous disclosure or reporting obligation in any jurisdiction outside of Canada.

17.	Time of the Essence.

Time shall, in all respects, be of the essence hereof.

18.	Canadian Dollars.

All references herein to dollar amounts are to lawful money of Canada.

19.	Headings.

The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

20.	Singular and Plural, etc.

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

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21.	Entire Agreement.

This Agreement, together with any other agreements and other documents referred to herein and delivered in connection herewith, constitutes the entire agreement between the parties hereto pertaining to the issue and sale of the Offered Securities and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the issue and sale of the Offered Securities, including the Engagement Letter (other than section 12 of the Engagement Letter).

22.	Severability.

The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

23.	Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein (excluding any conflict of law rule or principle of such laws that might refer such interpretation or enforcement to the laws of another jurisdiction).

24.	Successors and Assigns.

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company and the Underwriter and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreements, this Agreement shall not be assignable by any party without the written consent of the others.

25.	Further Assurances.

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

26.	Effective Date.

This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

27.	General.

The forbearance or failure of one of the parties hereto to insist upon strict compliance by the other with any provision of this Agreement, whether continuing or not, shall not be construed as a waiver of any rights or privileges hereunder. No waiver of any right or privilege of a party arising from any default or failure hereunder of performance by the other shall affect such party’s rights or privileges in the event of a further default or failure of performance.

28.	Language.

The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressément demandées que la présente Convention ainsi que tout avis, tout état de compte et tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

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29.	Effective Date.

This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

30.	Counterparts and Electronic Transmission.

This Agreement may be executed in any number of counterparts and by PDF or electronic transmission, each of which so executed shall constitute an original and all of which taken together shall constitute an original copy of this Agreement as of the date first noted above.

[Remainder of page intentionally left blank. Signature page follows.]

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If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Company, please communicate your acceptance by executing where indicated below.

Yours very truly,

CANACCORD GENUITY CORP.

Per:
Name:	Jamie Brown
Title:	Managing Director, Head of Capital Markets – Western Canada

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to with effect as of the date provided at the top of the first page of this Agreement.

FOREMOST CLEAN ENERGY LTD.

Per:
Name:	Jason Barnard
Title:	President and Chief Executive Officer